UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 17, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 17 October 2022 entitled ‘VODAFONE AND ALTICE TO CREATE A JOINT VENTURE TO DEPLOY FIBRE-TO-THE-HOME IN GERMANY, CONNECTING UP TO 7 MILLION HOMES’.

RNS Number : 0188D

Vodafone Group Plc

17 October 2022

17 October 2022

VODAFONE AND ALTICE TO CREATE A JOINT VENTURE TO DEPLOY FIBRE-TO-THE-HOME IN GERMANY, CONNECTING UP TO 7 MILLION HOMES

Vodafone Group Plc ("Vodafone") and Altice ("Altice") today announce they are creating a joint venture ("FibreCo") to deploy fibre-to-the-home ("FTTH") to up to 7 million homes over a 6-year period.

Vodafone operates a leading next generation broadband network in Germany, currently offering up to 1Gbps connections to over 24 million homes. This partnership with Altice is complementary to Vodafone's clear upgrade plans for its existing hybrid fibre cable network. This includes bringing fibre connections closer to all connected homes through 'node splitting' and DOCSIS 3.1 'high split', which enables download speeds of over 3Gbps. These upgrade plans, coupled with next generation technology advances, such as DOCSIS 4.0, provide a path to 10Gbps speeds across our hybrid fibre cable network over time.

Key elements of FibreCo and its investment plans include:

• FibreCo will be owned 50% by Vodafone Germany and 50% by Altice

• FibreCo will construct and operate a FTTH broadband network available to up to 7 million homes (the "Roll-out")

– approximately 80% of the Roll-out will be focused around large housing associations in Vodafone's existing hybrid fibre cable network footprint which are interested in FTTH upgrades; and

– the remaining 20% of the Roll-out will be outside of Vodafone's current footprint, focusing on neighbouring homes

• FibreCo will offer wholesale access to all telecommunications service providers, to fully exploit the potential of the infrastructure

• FibreCo will benefit from Vodafone's commercial expertise and relationships with housing associations and Altice's unique FTTH roll-out, wholesale and operational expertise

• FibreCo has contracted Geodesia (a subsidiary of Altice) for the majority of Roll-out construction and maintenance

• The creation of FibreCo is expected to be completed in H1 2023

FibreCo will offer wholesale access to all telecommunications service providers in Germany, exploiting the full potential of the fibre network. Vodafone Germany will act as the anchor tenant, entering into an agreement with the FibreCo upon closing of the Transaction. Within FibreCo's footprint, Vodafone Germany has committed to market FibreCo's network to new customers on an exclusive basis, whilst Vodafone Germany's existing network will continue to service customers who do not wish to migrate to FTTH. Vodafone Germany is not providing FibreCo with any minimum revenue or volume commitment.

Nick Read, Vodafone Group Chief Executive, commented: "This partnership builds on Vodafone's significant next generation network with Altice's industrial expertise and proven Fibre-to-the-Home construction capabilities enabling us to bring gigabit connectivity to even more customers in Germany. We are proud of our long-standing relationships with housing associations and pleased as a trusted provider to bring more connectivity options for tenants. This significant infrastructure investment supports the country's social, economic and digital development and the broadband ambitions of the German government as part of Europe's Digital Decade targets."

David Drahi, co-CEO of Altice, commented: "We are delighted and honoured to join forces with Vodafone to build and operate a FTTH network connecting up to 7 million premises in Germany. Altice's existing presence in Germany through Geodesia, its unique track record in operating over 45 million homes with the latest very-high speed fibre networks across Europe and the US, together with Vodafone's competitive position as anchor tenant will help us establish one of the largest FTTH ventures in Europe. We have pioneered fibre joint ventures in France and Portugal, and are thus thrilled to be able to replicate such a feat in Germany with such a partner."

Financial information

As part of the Transaction, Vodafone is expected to receive cash proceeds from Altice of up to €1.2 billion, comprising:

• An upfront payment of €120 million at closing;

• Additional deferred payments of up to €487 million (in aggregate) to be paid as the Roll-out progresses (once the first 1.5 million homes have been passed and until the end of the Roll-out), and

• An earn-out of up to €595 million (in aggregate) based on FibreCo's performance.

Over the Roll-out period, FibreCo intends to invest up to c.€7 billion, of which 70% is expected to be financed by debt that will be non-recourse to Vodafone and Altice. Vodafone's share of equity contributions is expected to be lower than the cash proceeds realised over time.

The transaction is subject to customary closing conditions, including regulatory approval and is expected to close in H1 2023.

- ends -

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact

ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Altice Investor Relations	Altice Media Relations

sam.wood@altice.net	arthur.dreyfuss@altice.net

About Altice

Altice is a global leader in telecom, content, media, entertainment, and advertising. Its core identity lies in the more-than-46 fixed million homes passed it has deployed and currently operates with state-of-the-art fibre technology. Altice delivers innovative, customer-centric products, and solutions that connect and unlock the limitless potential of its over-50-million customers over fibre and mobile broadband networks. On top of operating in France, Portugal, Israel, the Dominican Republic, the United States, and Germany, Altice has also successfully established first-of-its-kind and fibre infrastructure joint ventures in France, Portugal, and Israel, comprising 18 million homes passed. Altice also has a global presence through its online advertising business Teads.

About Geodesia

Geodesia is an engineering and construction company whose core mission is to deliver the finest very high-speed telecom networks. Over the past 20 years, its operations have spanned across France, Portugal, Israel, the Caribbean, United States, and Germany, with a perpetual goal of bettering Geodesia's expertise and know-how in the end-to-end build-up of Telecom Networks. Geodesia's solutions comprise the full range of Telecom Networks' activities for both fixed and mobile technologies (engineering, civil engineering, installation and commissioning, maintenance, etc.) whilst also proposing a bespoke line of dedicated products (ODN passive networks, XGS-PON active solutions, small cells, OSS, etc.). Geodesia is committed to enhance people's quality of life-paying attention to security and the environment-thereby striving for a better tomorrow. https://www.geodesia.net/.

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 22 countries, and partners with mobile networks in 47 more.  As of 30 June 2022, we had over 300 million mobile customers, more than 28 million fixed broadband customers and 22 million TV customers. Vodafone is a world leader in the Internet of Things (IoT), connecting around 160 million devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrates its 15th anniversary in 2022. It is the region's largest fintech platform, providing access to financial services for more than 50 million people in a secure, affordable and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030.  We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities.  Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance.  We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit http://www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at http://www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: October 17, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary